SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Rating Action: Moody's Ratings upgrades Eletrobras to Ba1; outlook stable 19 May 2025 New York, May 19, 2025 -- Moody's Ratings (Moody's) has today upgraded Centrais Eletricas Brasileiras SA-Eletrobras' (Eletrobras) baseline credit assessment (BCA) to ba2 from ba3, and its Long Term Corporate Family Ratings (CFR) and Senior Unsecured Foreign Currency debt rating to Ba1 from Ba2. The outlook remains stable. RATINGS RATIONALE The ratings' upgrade reflects the evidences that Eletrobras continues to make sustainable progress on its corporate strategy to improve profitability. It also considers the recent resolution on pending negotiations with the government around disputes emerging from the company's privatization, along with our view that the company will maintain its ample liquidity to support investments with the absence of meaningful refinancing needs over the next three to five years of our forecast period. As a government-related issuer (GRI), Eletrobras Ba1 Corporate Family Rating takes into consideration the application of Moody's Joint Default Analysis. This framework incorporates: (i) the upgraded BCA of ba2 from ba1, a measure of the company's standalone credit risk, (ii) our unchanged assumption of high degree of default dependence between the company and the Government of Brazil (Ba1 positive) and (iii) a Moody's unchanged view of moderate likelihood of extraordinary government support in case of the company's need. The Ba1 CFR is one notch above Eletrobras' ba2 BCA, reflecting the expectation of extraordinary support from the Government of Brazil, in case of need, because of its high indirect ownership (45.7% of common shares), combined with the utility's relevance as the main electric company in Brazil. Following the privatization in June 2022, Eletrobras has established, sticked and executed on a corporate simplification strategy, aiming at cost reduction and de-risking. The company reduced the amount of compulsory loans to BRL13.1 billion in March 2025 from BRL26.2 billion in June 2022, the number of special purpose entities (SPEs) it controls to 62 in March 2025 from 81 in December 2021, while also executing meaningful cost reduction ambitions through the reductions in personnel, material, services and other expenses (PMSO), which amounted to BRL7.6 billion in 2024, marking a 24% reduction from the BRL10.0 billion of 2022. We expect further reductions of 7% in PSMO until 2026. In July 2024, Furnas Centrais Elétricas S.A. was incorporated into Eletrobras for synergies and tax optimization, taking advantage of the holdings accumulated losses to reduce income tax paid. These initiatives have supported a meaningful leverage reduction with the debt to EBITDA ratio dropping to 4.4x in December 2024 from 6.6x in December 2022. Our forward-looking view is that credit metrics will continue to gradually improve, as illustrated by a CFO pre-WC over net debt rising above 20% from the current 14.3%, with interest coverage remaining above 2.0x over the next three years. These metrics do not include BRL25.4 billion of off-balance-sheet guarantees to debt issued by unconsolidated subsidiaries and contingencies of around BRL13.1 billion as of March 2025, which constrains further improvement in the overall company's credit profile. We expect Eletrobras to maintain prudent liquidity management over the foreseeable future, in line with the company's last year track record. As per our most recent liquidity assessment, considering that the company had BRL30.3 billion as cash and equivalents as of March 2025, the expected monetization of BRL639 million from debenture receivables and of BRL3.0 billion from the sale of thermal assets in 2025, Eletrobras will have sufficient buffers to operate over a 24 month period without the need of access the debt market, other than for opportunistic liability management. Eletrobras has issued over BRL30 billion in 2024, taking advantage of lower spreads to extend its debt maturity profile and reducing the overall cost of debt. As such, the spread over the interbank rate that the company pays on its debt currently stands at only 0.1%, with no significant maturities over the next five years. The rating action also reflects the recent advancements on governance through the settlement of an arbitration on the dispute with the Federal Government around Eletrobras' voting structure, and the reduction in exposure to the Angra 3 nuclear power project, given its 35.9% ownership of ordinary voting shares (68.0% of total shares) in Eletronuclear S.A.. Eletrobras' privatization law settled that no shareholder would be entitled to more than 10% of voting rights, a measure that was criticized and challenged under arbitration by the government, that holds about 45.7% of Eletrobras' common shares. In February 2025, the company and the government reached an agreement, as the government secured three seats on the company's board of directors, of a total of 10 members. In exchange, Eletrobras will no longer have to inject further capital into Angra 3 if the construction were to continue, which the government expects could require a further BRL20 billion investment to be completed. Instead, Eletrobras would subscribing to BRL2.4 billion debentures issued by Eletronuclear that will be used to extend the life of Angra 1. In addition, Eletrobras still provides guarantees of BRL3.2 billion for Angra 3. We consider that the agreement reduces uncertainties and governance risks, by capping the amount of required financial support to this unconsolidated subsidiary in up to BRL5.6 billion. The arbitration agreement did not encompass an anticipation of the amortization schedule of the BRL37 billion energy development account (CDE) obligations assumed by Eletrobras in 2022, which we to consider as debt per our standard adjustments. The ba2 BCA still reflects Eletrobras' exposure to recontracting risk, energy prices and hydrology risks, its relatively high indebtedness, further exacerbated by large contingent liabilities and offbalance- sheet guarantees, its long-term concession obligations, and the execution risks arising as the company follows its business plan. The stable outlook reflects our view that the company will maintain its strong liquidity and competitive position as the market leader in Brazil's power generation business, with a meaningful share of transmission activities will support the stability of its revenue base over the next 12-to-18 months. FACTORS THAT COULD LEAD TO AN UPGRADE OR DOWNGRADE OF THE RATINGS An upgrade would depend on further reduction on the company's leverage trajectory, along with maintenance of adequate liquidity. Quantitatively, positive rating pressure on the standalone credit profile would materialize if CFO pre-WC/net debt stays above 20% and interest coverage ratio remains above 3.5x, both on a sustained basis. A rating upgrade would also depend on a similar action on the Government of Brazil's rating. Conversely, the rating could be downgraded if there is a strategic shift toward a more aggressive financial policy that encompasses higher dividend payouts or leveraged acquisitions. Evidence of detrimental government or regulatory intervention would also increase negative rating pressure. Quantitatively, we would consider a rating downgrade if CFO pre-WC/total over net debt remains persistently below 17% and the interest coverage ratio below 2.0x for a prolonged period. LIST OF AFFECTED RATINGS Issuer: Centrais Eletricas Brasileiras SA-Eletrobras ..Upgrades: .... Baseline Credit Assessment, Upgraded to ba2 from ba3 .... LT Corporate Family Rating, Upgraded to Ba1 from Ba2 .... Senior Unsecured, Upgraded to Ba1 from Ba2 ..Outlook Actions: .....Outlook, Remains Stable The methodologies used in these ratings were Unregulated Utilities and Unregulated Power Companies published in December 2023 and available at https://ratings.moodys.com/rmcdocuments/ 412151, and Government-Related Issuers methodology published in January 2024 and available at https://ratings.moodys.com/rmc-documents/406502. Alternatively, please see the Rating Methodologies page on https://ratings.moodys.com for a copy of these methodologies. REGULATORY DISCLOSURES For further specification of Moody's key rating assumptions and sensitivity analysis, see the sections Methodology Assumptions and Sensitivity to Assumptions in the disclosure form. Moody's Rating Symbols and Definitions can be found on https://ratings.moodys.com/ratingdefinitions. For any affected securities or rated entities receiving direct credit support/credit substitution from another entity or entities subject to a credit rating action (the supporting entity), and whose ratings may change as a result of a credit rating action as to the supporting entity, the associated regulatory disclosures will relate to the supporting entity. Exceptions to this approach may be applicable in certain jurisdictions. 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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.